Exhibit 12.1

FEDERAL HOME LOAN BANK OF TOPEKA
CALCULATION OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income Before Assessments	$132,267	$122,572	$97,759	$45,701	$322,192
Total Fixed Charges	225,292	275,103	315,561	380,135	575,165
Capitalized Interest	-	-	-	-	-
TOTAL EARNINGS	357,559	397,675	413,320	425,836	897,357
Fixed Charges:
Interest Expense[1]	225,292	275,103	315,561	380,135	575,165
Capitalized Interest	-	-	-	-	-
Estimated Interest Attributable to Rental Expense[2]	-	-	-	-	-
TOTAL FIXED CHARGES	$225,292	$275,103	$315,561	$380,135	$575,165

Earnings to Fixed Charges Ratio	1.59	1.45	1.31	1.12	1.56

[1]

For purposes of this calculation the amortization of premium, discount, and capitalized expenses related to indebtedness are included in interest expense and have not been separately displayed in this calculation.

[2]	The FHLBank has rental expense; however, has not placed an estimated of the interest expense included in rental expense in this calculation as the amount is very minimal.